UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

STRATTEC SECURITY CORPORATION

(Exact name of registrant as specified in its charter)

Wisconsin 0-25150 39-1804239

(State or other jurisdiction of incorporation) (Commission File Number) (I.R.S. Employer I.D. Number)

3333 West Good Hope Road Milwaukee, WI 53209

(Address of principal executive offices) (Zip code)

Matthew Pauli Senior Vice President and Chief Financial Officer (414) 247-3333

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of STRATTEC SECURITY CORPORATION (the “Corporation”) for the reporting period January 1, 2024 to December 31, 2024 (the “2024 Conflict Minerals Report”) referenced in Item 1.02 below is filed as an exhibit to this Form SD, and also publicly available on our website at https://www.strattec.com/ under the “Supplier Quality” tab, https://www.strattec.com/about/supplier-quality. The website and the information accessible through it are not incorporated into this specialized disclosure report on Form SD.

Item 1.02 Exhibit

A copy of the Corporation’s 2024 Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, incorporated herein by reference.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report.

Not Applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRATTEC SECURITY CORPORATION

By: /s/ Matthew Pauli

Matthew Pauli, Vice President and

Chief Financial Officer

Date: May 29, 2025